SI 17009664 N

SEC
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Section
MAR 06 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JCC Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30012 Ivy Glenn Drive, Suite 180A
(No. and Street)

Laguna Niguel	**CA**	**92677-5993**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Atchity **(949) 485-1209**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name - *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark Atchity**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

JCC Advisors, LLC, as

of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY CERTIFICATE ATTACHED

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange } s.s.

Subscribed and sworn to (or affirmed) before me on this 24 day of February (Month)

20 17, by Mark Atchity (Name of Signer (1)) ——— and

——— (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

MIKE LEE
COMM...2165192
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. October 17, 2020
BCT3

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _______

JCC ADVISORS, LLC

Financial Statements
For the Year Ended
December 31, 2016
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JCC Advisors, LLC

We have audited the accompanying financial statements of JCC Advisors, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. JCC Advisors, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCC Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of JCC Advisors, LLC financial statements. The information is the responsibility of JCC Advisors, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

JCC ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$ 55,390
Accounts receivable	6,065
Prepaid expenses	13,835
Total Assets	$ 75,290

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable & Accrued Expenses	1,931
Unearned Revenues	6,473
Total Liabilities	8,404
MEMBER'S EQUITY	66,886
Total Liabilities and Member's Equity	$ 75,290

The accompanying notes are an integral part of these financial statements.

JCC ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Investment banking and consulting	$ 265,548
Placement Agent Fees and Commissions	2,820,389
	3,085,937
EXPENSES	
Commissions	$ 2,849,586
Occupancy	7,015
Communications	10,688
Other Operating Expenses	39,688
	2,906,977
NET INCOME	$ 178,960

The accompanying notes are an integral part of these financial statements.

JCC ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 178,960
Adjustments to reconcile net income to net cash provided by operations	
Increase in prepaid expenses	(164)
Decrease in accounts receivable	12,732
Decrease in accounts payable and accrued expenses	(14,486)
Increase in unearned revenue	6,473
NET CASH FROM OPERATING ACTIVITIES	183,515
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Member	(155,000)
NET CASH USED BY FINANCING ACTIVITIES	(155,000)
NET INCREASE IN CASH	28,515
CASH BALANCE	
Beginning of year	26,875
End of year	$ 55,390

The accompanying notes are an integral part of these financial statements.

JCC ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Total
Balance, December 31, 2015	$ 42,926
Distributions	(155,000)
Net Income	178,960
Balance, December 31, 2016	$ 66,886

The accompanying notes are an integral part of these financial statements.

JCC ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: JCC Advisors, LLC, (the "Company"), a limited liability Company, was organized in May 2007 and became a broker-dealer in August 2008. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Income Taxes: The Company is taxed as a proprietorship. Income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions FASB ASC 740-10. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective provision. A tax position includes an entity's status, including its status as a pass through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Placement fees and commissions are recognized in accordance with terms agreed upon with each client and are generally based on (1) percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

The Company provides consulting services to some clients. The fees are recognized as the consulting services are rendered. Other fees are recognized as earned.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, but as defined, shall not exceed 15 to 1. As December 31, 2016, the Company had net capital of $48,246, which was $43,246 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital .17 to 1.0.

NOTE C – RELATED PARTIES

The Company operated from office premises subleased for one month from an entity affiliated with a licensed representative. Rent paid to the related entity during 2016 was $500.

NOTE D – CONCENTRATIONS

The company earned approximately 37% of its revenues from one customer.

SUPPLEMENTAL INFORMATION

SCHEDULE I
JCC ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL

Total member's equity	$	66,886
Less nonallowable assets		
Accounts receivable		(4,828)
Prepaid expenses		(13,835)
Net capital before haircuts		48,223
Less haircuts		-
Net capital		48,223
Minimum net capital required		5,000
Excess net capital	$	43,223
Aggregate indebtedness	$	1,931
Percentage of aggreagate indebtedness to net capital		.17 to 1.0

RECONCILIATION WITH THE COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

The accompanying notes are an integral part of these financial statements.

JCC ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBE 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBE 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JCC Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) JCC Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JCC Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) JCC Advisors, LLC stated that JCC Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JCC Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCC Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC

JCC ADVISORS, LLC

30012 Ivy Glenn Drive,
Suite 180A
Laguna Niguel, CA 92677-5993

February 24, 2017

PRIVATE & CONFIDENTIAL

Rubio CPA, PC
900 Circle 75 Parkway, Suite 1100
Atlanta, Georgia 30339

Gentlemen:

This representation letter is provided in connection with your audit of the financial statements of JCC Advisors, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and changes in cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1) We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 25, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

3) We have provided you with:
   - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

- Additional information that you have requested from us for the purpose of the audit.
- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- Minutes of meetings of owners, directors, members, and committees of directors or summaries of actions of recent meetings for which minutes have not been prepared.

4) There have been no:

   a) Irregularities involving management or employees who have significant roles in the internal control structure.
   b) Irregularities involving other employees that could have a material effect on the financial statements.
   c) Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.
   d) Arrangements with financial institutions involving compensation balances or other agreements involving restrictions on cash balances and line-of-credit or similar arrangements.
   e) Agreements to repurchase assets previously sold.

4) We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5) There are no:

   a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or basis for recording a loss contingency.
   b) Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Accounting Standards Codification 450 Contingencies .

6) Related party transactions and balances have been properly disclosed.

7) There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 450 Contingencies. The Company has not been engaged in any litigation during the fiscal year ended December 31, 2016, and none is threatening or pending.

8) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

10) The Company has no sales commitments.

11) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12) No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

13) There are no material weaknesses or inadequacies at December 31, 2016 or during the period January 1, 2016 to February 24, 2017 in the internal accounting controls procedures followed in:

   a) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

15) There has been no:

   a) Fraud involving management or employees who have significant roles in internal control.

   b) Fraud involving others that could have a material effect on the financial statements.

16) Net capital computations, prepared by the Company during the period from January 1, 2016, through February 24, 2017 indicated that the Company was in compliance with the requirements of rule 15c3-1 at all times during the period.

17) There are no securities, investments or partnership interests owned by us, whether purchased or received as compensation.

18) The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

19) There are no borrowings or claims unconditionally subordinated to all claims or general creditors.

20) The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

21) We understand and acknowledge our responsibility for the fair presentation of the supplemental information in schedules I, II and III in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and

presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

22) There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

23) We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

- Making quarterly securities examinations, counts, verifications and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.

24) We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

25) The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2016 and through February 24, 2017.

Sincerely,

[signature]

Mark Atchity